UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2024
Commission File Number: 001-41072
Iris Energy Limited
(Translation of registrant’s name into English)
Level 12, 44 Market Street
Sydney, NSW 2000 Australia
+61 2 7906 8301
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE
On September 5, 2024, Iris Energy Limited (dba IREN) (the “Company”) released a monthly investor update regarding its results of operations for August 2024 and provided a business update. A copy of the Company’s investor update is furnished hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Iris Energy Limited (dba IREN), August 2024 Monthly Investor Update, dated September 5, 2024

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Iris Energy Limited

Date: September 5, 2024	By:	/s/ Daniel Roberts
Daniel Roberts
Co-Chief Executive Officer and Director